Joint Filing Agreement

Miller Value Partners, LLC (an investment adviser registered under the Investment Advisers Act of 1940) and its control person, William H. Miller IV, hereby agree to file jointly the statement on Schedule 13G to which this Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not

responsible for the completeness or accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

Miller Value Partners, LLC

Date: 11/11/2024

Signature: /s/ Christopher Anderson

Name & Title: Christopher Anderson, Chief Compliance Officer

William H. Miller IV

Date: 11/11/2024

Signature: /s/ Christopher Anderson

Duly authorized under the Power of Attorney effective as of July 23, 2024 (Exhibit B)